Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain statements that may be deemed “forward-looking statements” within the meaning of United States of America securities laws.  All statements, other than statements of historical fact, that address activities, events or developments that we intend, expect, project, believe or anticipate and similar expressions or future conditional verbs such as will, should, would, could or may occur in the future are forward-looking statements. Such statements are based upon certain assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

These statements include, without limitation, statements about our anticipated expenditures, including those related to general and administrative expenses; the potential size of the market for our services, future development and/or expansion of our services in our markets, our ability to generate revenues, our ability to obtain regulatory clearance and expectations as to our future financial performance. Our actual results will likely differ, perhaps materially, from those anticipated in these forward-looking statements as a result of various factors, including: our need and ability to raise additional cash. The forward-looking statements included in this report are subject to a number of additional material risks and uncertainties.

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and the related notes to those statements included in this report. In addition to historical financial information, this discussion may contain forward-looking statements reflecting our current plans, estimates, beliefs and expectations that involve risks and uncertainties. As a result of many important factors, our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements.

Results of Operations

The following consolidated results of operations include the results of operations of the Company, its wholly owned subsidiary and consolidated VIEs.

Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

Revenue

			Increase /	Percentage
	2023	2022	(Decrease)	Change
Hardware	$1,313,059	$799,247	$513,812	64.3%
CIS software	775,201	1,098,849	(323,648)	(29.5)%
Tax devices and service	859,855	961,054	(101,199)	(10.5)%
Total revenues	$2,948,115	$2,859,150	$88,965	3.1%

We have the following three revenue streams – hardware sales, CIS software sales, and tax devices and services sales. The hardware sales increase was mainly due to the increase in sales to large customers. CIS software sales consist of software sales and services. CIS software sales decreased mainly due to the decrease of software sales to large customers, for these large customers reduced their procurement. Tax devices and service sales decreased due to new policies from January 2021 that new taxpayers in Xiamen could get free tax Ukeys from the Tax authorization. We expect the tax devices and service sales will be affected in the future. Our total revenues for the six months ended June 30, 2023 was $2,948,115, an increase of $88,965 or 3.1% from $2,859,150 for the six months ended June 30, 2022. The increase in hardware sales was partially offset by the decline in revenues from CIS software and tax devices and service sales.

The Company expects to expand tax control system risk investigation service for SMEs and also increase orders for software and hardware sales from major customers in the second half of 2023.

Cost and Margin

			Increase /	Percentage
	2023	2022	(Decrease)	Change
Total revenues	$2,948,115	$2,859,150	$88,965	3.1%
Cost of revenues	1,448,835	1,019,028	429,807	42.2%
Gross profit	$1,499,280	$1,840,122	$(340,842)	(18.5)%
Margin %	50.9%	64.4%	(13.5)%

Cost of revenue is comprised of (i) the direct cost of our hardware products purchased from third parties; (ii) logistics-related costs, which primarily include product packaging and freight-in charges; (iii) third-party royalties paid related to the Golden Tax Disk (“GTD”), an Anti-Counterfeiting Tax Control System (“ACTCS”) tax device; (iv) compensation for the employees who handle the products and perform Tax invoicing management services and other costs that are necessary for us to provide the services to our customers; and (v) outsourcing costs, which primarily include software outsourcing service cost to the third parties.

Cost of revenues increased to $1,448,835 for the six months ended June 30, 2023 from $1,019,028 for 2022. An increase of $429,807 or 42.2%. This increase was mainly due to the change in revenue mix, with more revenues generated in 2023 from hardware sales that have a lower gross profit, which resulted in the increase of cost of sales as a percentage of sales in 2023 compared to 2022.

Gross Profit. Our gross profit decreased to $1,499,280 for the six months ended June 30, 2023 from $1,840,122 for 2022. Our gross profit as a percentage of revenue decreased to 50.9% for the six months ended June 30, 2023 from 64.4% for 2022. This was mainly due to the change in revenue mix, with more revenues generated in 2023 from hardware sales that have a lower profit margin and fewer revenues being generated in 2023 from CIS software sales that have a higher profit margin. The Company expects to continue to focus on projects with high gross profit, such as services for SMEs, and at the same time, increase the hardware and software sales of large customers.

Operating Expenses

			Increase /	Percentage
	2023	2022	(Decrease)	Change
Selling expenses	$325	$291,272	$(290,947)	(99.9)%
% of revenue	0.0%	10.2%	(10.2)%	-
General and administrative expenses	991,254	787,113	204,141	25.9%
% of revenue	33.6%	27.5%	6.1%	-
Operating expenses	$991,579	$1,078,385	$(86,806)	(8.0)%

Selling Expenses. Selling expenses consist primarily of shipping and handling costs for products sold and advertising and marketing expenses for promotion of our products. Selling expenses decreased by 99.9% or $290,947 to $325 for the six months ended June 30, 2023 from $291,272 in 2022. The decrease was mainly attributable to the decrease of the Company’s sales commissions to obtain new orders in 2023. Selling expenses were 0.01% of total revenue for the six months ended June 30, 2023 and 10.2% of total revenue in 2022.

General and Administrative Expenses. General and administrative expenses consist primarily of salary and welfare for our general administrative and management staff, facilities costs, depreciation expenses, professional fees, accounting fees, directors and officers liability insurance, and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses increased by 25.9% or $204,141 to $991,254 for the six months ended June 30, 2023 from $787,113 in 2022. The increase was mainly due to (1) the increase of professional service fee of $61,315 resulting from financial consulting in 2023, (2) other fees of $99,514 related to completion of the Company’s initial public offering in March, 2023, and (3) impairment losses of $72,472 resulting from adoption of credit losses policy. The increase was offset with decrease of salary expense of $120,536 resulting from the reduction of employees for cost-effectiveness consideration. General and administrative expenses were 33.6% of total revenue for the six months ended June 30, 2023 and 27.5% of total revenue in 2022.

Net Income

			Increase /	Percentage
	2023	2022	(Decrease)	Change
Operating income	$507,701	$761,737	$(254,036)	(33.3)%
Total other income	440,214	124,040	316,174	254.9%
Income before income taxes	947,915	885,777	62,138	7.0%
Income tax expense	(325,941)	(247,350)	(78,591)	31.8%
Net income	$621,974	$638,427	$(16,453)	(2.6%)
Effective tax rate	34.4%	27.9%		6.5%

Operating income. Operating income was $507,701 for the six months ended June 30, 2023, compared to $761,737 for 2022. The decrease in operating income in 2022 was primarily due to the decrease in gross profit.

Other income. Other income includes government subsidy income, net investment income (loss), and interest income and expenses. Other income was $440,214 and $124,040 for the six months ended June 30, 2023 and 2022, respectively. The increase was primarily due to the increase in investment income of $94,970 and the increase in government subsidies of $140,314.

Income tax expense. Income tax expense was $325,941 for the six months ended June 30, 2023, compared to $247,350 for 2022. The increase in income tax expense was due primarily to the increase in deferred tax liability resulting from the increased unbilled revenue from large customers.

Effective tax rate. Effective tax rate was 34.4% for the six months ended June 30, 2023, compared to 27.9% for 2022. The increase was due primarily to one PRC subsidiary with preferential tax policy recording a loss in 2023 whereas it recorded a profit in 2022.

Net income. As a result of the factors described above, net income was $621,974 for the six months ended June 30, 2023, a decrease of $16,453 from $638,427 for 2022.

Liquidity and Capital Resources

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

Our principal sources of liquidity come from cash generated from operating activities, equity financing and loans. As of June 30, 2023 and December 31, 2022, we had cash of $5,495,270 and $1,203,160, respectively.

Working Capital. Working capital as of June 30, 2023 was $16,666,754 compared to $7,898,463 as of December 31, 2022. The increase was mainly due to an increase in current portion of loan receivable of $6,474,009, short-term investments of $2,436,793 and prepaid expenses and other current assets of $507,571, which was offset by a decrease in accounts receivable of $2,407,232, deferred offering cost of $917,446 and advance to suppliers of $139,032. Current liabilities were $5,708,023 as of June 30, 2023, compared to $4,203,695 as of December 31, 2022. This increase of liabilities was attributable mainly to an increase in current portion of loan payable of $2,043,845, which was offset by a decrease of deferred revenue of $473,297 and accounts payable of $137,161. In addition, in April 2023, the Company received approximately $15.1 million from the public offering. We believe our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

Capital Resources and Capital Needs. To date, we have financed our operations primarily through cash flows from operations, third-party loans and stock offering. With the uncertainty of the current market, our management believes it is necessary to enhance collection of outstanding accounts receivable and other receivables, and to be cautious on operational decisions and project selection. Our management believes our current operations can satisfy our daily working capital needs. We expect to incur additional capital expenditures for research and development of software, recruiting additional employees, enhancing our information technology system. We intend to fund these planned expenditures with our operating cash flow and our cash balance, as well as net proceeds received from our initial public offering in April 2023.

The Company engages an external vendor to develop software APP. As of June 30, 2023, the Company paid product development costs of $401,647 and the total contract amount was $413,582. In March 2021, the Company signed a supplementary agreement to postpone the official launch  of the software APP after closing of the Company’s initial public offering. The Company plans to restart this software development project after the final payment of $11,935 in the last quarter of 2023. In 2023, the Company signed a software upgrade and development contract (for internal use) (Interface System) which obligated the software company to perform certain specific software upgrade and development activities from May to September, 2023. As of the end of September, the development was finished and accepted by the Company. As of June 30, 2023, the Company paid the software upgrade and development costs of $330,866 and the total contract amount was $661,731.

On January 21, 2022, March 28, 2022 and June 14, 2022, the Company made three loans of RMB30,000,000 ($4,135,820), RMB3,000,000 ($413,582) and RMB7,000,000 ($965,025) to a third party, the use of which was restricted for its operating activities, carrying an annual interest rate of 12%. The RMB30,000,000 loan and RMB7,000,00 will mature on January 20, 2024 and June 13, 2024, respectively. The RMB3,000,000 loan was repaid in August, 2022 with interest of RMB120,000 ($16,543).

In 2023, the Company provided loans with interest of 1.5% per month to another third party for its operating activities. The loans are secured by their respective pledge contracts using their underlying assets. Such loans will mature within nine months from the date of issue, with loan principal, interest and handling fees to be settled immediately after the maturity date. From April to June, 2023, total loans to such third party were $2,986,321, of which $600,000 of the principal was repaid prior to June 30, 2023.

The Company reviews accounts receivable on a periodic basis and records credit losses when there is doubt as to the collectability of balances. Our management is confident in collecting account receivables and other receivables. The accounts receivable, net and the accounts receivable from related party, net balance was $1,263,451 and nil as of June 30, 2023 and 2022, respectively.

The Company gives customers different credit periods considering the scale of the customer and past credit experience. For large customers such as large-scale oil and coal mine customers, the Company gives a two-year credit period from March 2019 because of these customers’ long repayment cycle. Net balance of the accounts receivable was $7,133,058 as of June 30, 2023, of which $1,457,187 was collected as of date of this report.

For IT outsourcing customers, the Company gives 18 months credit period. The accounts receivable, net balance was $nil as of June 30, 2023.

For small and medium customers, the Company gives six months credit period. The accounts receivable, net balance was $704,079 as of June 30, 2023.

Off-Balance Sheet Arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Cash Flows Analysis

(a)	Operating Activities

(1)

Net cash provided by operating activities was $200,869 and $4,222,313 for the six months ended June 30, 2023 and 2022, respectively. The decrease of $4,021,444 in net cash provided by operating activities for the six months ended June 30, 2023 was mainly due to (1) a decrease of $3,341,974 in cash provided by sale of short-term investments in 2023; (2) an increase of $760,484 in cash used in deferred revenue, for the tax devices and service sales decreased due to the new policies carried from January 2021 that the new taxpayers in Xiamen could get free tax Ukeys from the Tax authorization. The deferred revenue from after-sales supporting services and tax invoicing management service decreased correspondingly; (3) a decrease of $223,643 in cash used in prepaid expenses and other current assets for the Company paid D&O insurance in 2023; (4) an increase of $190,134 in cash used in deferred offering cost, for the Company paid offering expenses in 2023; (5) an increase of $191,135 in cash used in accrued expenses and other liabilities, for the Company paid annual bonus of previous years; and (6) an increase of $134,627 in cash used in accounts payable, for the Company paid to our vendors timely. These were partially offset by (1) an increase of $425,932 in cash provided by advances to suppliers, for the goods prepaid in 2022 was received in 2023; (2) a decrease of $184,262 in cash used in inventory, for the Company’s reduced purchase;  (3) an increase of $182,432 in cash provided by account receivable from related parties, for our related parties repaid in full as of June 30, 2023; and (4) an increase of $73,900 in cash provided by advances from customers.

(b)	Investing Activities

(2)

Net cash used in investing activities was $10,997,089 and $7,636,014 for the six months ended June 30, 2023 and 2022, respectively. The increase of $3,361,075 in net cash used in investing activities for the six months ended June 30, 2023 was mainly due to (1) an increase of $6,455,789 in purchase of held-to-maturity investments, (2) an increase of $224,428 in advance payment for software development, (3) an increase of $392,753 in recovery of third-party loans, (4) an increase of $140,536 for purchases of property, plant and equipment, and (5) an increase of $123,597 for office renovation. These were partially offset by a decrease of $3,190,522 in loans lent to third parties.

On January 21, 2022, March 28, 2022, and June 14, 2022, HiTek, Beijing Baihengda Petroleum Technology Co., Ltd. (“Beijing Baihengda,” together with HiTek, the Lenders) and Guangxi Beihengda Mining Co., Ltd. (“Guangxi Beihengda,” or the Borrower) entered into three loan agreements with similar terms, pursuant to which the Lenders loaned RMB 40 million ($5.51 million) (collectively, the “Loans”) to the Borrower at a monthly interest rate of 1%. Each of HiTek and Baihengda funded RMB 20 million of the Loans ($2.76 million). As of the date of this report, the aggregate outstanding principal amount of the Loans is RMB37 million ($5.10 million).  The loans are due on January 20, 2024, and June 13, 2024, respectively. The Borrower can pre-pay the outstanding loan amount twelve months after signing the loan agreements without penalty.

In 2023, the Company provided loans with interest of 1.5% per month to another third party for its operating activities. The loans are secured by their respective pledge contracts using their underlying assets. Such loans will mature within nine months from the date of issue, with loan principal, interest and handling fees to be settled immediately after the maturity date. From April to June 2023, total loans to such third party were $2,986,321, of which $600,000 of the principal was repaid prior to June 30, 2023.

(c)	Financing Activities

Net cash provided by financing activities was $15,142,902 and $3,088,422 for the six months ended June 30, 2023 and 2022, respectively. For the six months ended June 30, 2023, we had $15,142,902 cash inflow from insurance of ordinary shares. For the six months ended June 30, 2022, we had $3,088,422 cash inflow from borrowing from third parties.

Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of June 30, 2023:

Payment Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
Operating lease obligations	$4,963	$3,309	$1,654	$-	$-
Loan Obligations
Principal	2,550,423	2,550,423	-	-	-
Interest	210,927	210,927	-	-	-
Total	$2,766,313	$2,764,659	$1,654	$-	$-

Research and Development, Patents and Licenses, etc.

We have a dedicated team of three highly skilled in-house IT specialists, which includes three full-time IT professionals responsible for controlling the direction of outsourced research and development (“R&D) projects. Among all the software we have developed, CIS is the only software product we are currently marketing and generated revenue.

Trend information.

Other than as disclosed elsewhere in this report, we are not aware of any material recent trends in production, sales and inventory, the state of the order book and costs and selling prices since our last fiscal year. We are also unaware of any known trends, uncertainties, demands, commitments or events for the six months ended June 30, 2023 that are reasonably likely to have a material adverse effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

Critical Accounting Estimates

Our unaudited condensed CFS are prepared in accordance with accounting principles generally accepted in the U.S., which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, we evaluate our estimates, including those estimates that may have a significant effect on our financial condition and results of operations. Our significant accounting policies are disclosed in Note 2 to our unaudited condensed CFS. The following discussion of critical accounting policies addresses those policies that are both important to the portrayal of our financial condition and results of operations and require significant judgment and estimates. We base our estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.